[LETTERHEAD OF WILMER CUTLER PICKERING HALE AND DORR LLP]


June 15, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Owen Pinkerton, Senior Counsel

Re:   FSP Galleria North Corp.
      Form 10
      Filed on April 27, 2006
      File No. 000-51940

Dear Mr. Pinkerton:

On behalf of our client, FSP Galleria North Corp. (the "Company"), we have set forth below responses to the comments to the Company's Registration Statement on Form 10 (the "Registration Statement") provided to Mr. George J. Carter by members of the staff of the Commission (the "Staff") in a letter dated May 25, 2006 (the "Letter"). Such responses are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

In some instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Registration Statement. Such changes are reflected in Amendment No. 1 to the Registration Statement being filed with the Commission by electronic submission concurrently with this letter (the "Revised Registration Statement"). Page numbers referred to in the responses in this letter reference the applicable pages of the Revised Registration Statement. Capitalized terms used in this letter and not otherwise defined have the respective meanings ascribed to them in the Revised Registration Statement. For your convenience, we are also providing you with a copy of the Revised Registration Statement marked to show the changes made to the Registration Statement.

General Comments

1. Please monitor the updating requirements of Rule 3-12 of Regulation S-X.

Response

      In light of the updating requirements of Rule 3-12 of Regulation S-X, the Company has added financial statements for and as of the three months ended March 31, 2006 to the Revised Registration Statement. The Company has also updated the financial information required by Item 2 of Form 10 to include information for and as of the three months ended March 31, 2006.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 2


2. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 at such time and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

Response

      The Company respectfully acknowledges the Staff's comment.

3. Please provide us with copies of market and industry data that you cite or rely on in your filing. For instance, on page 2 you state that according to "CB Richard Ellis' First Quarter 2006 Dallas Office Market Supplement, within the Class 'A' segment of the Far North Dallas submarket, the vacancy rate was approximately 11.82% and rental rates averaged $21.12 per square foot." The copies of market and industry data should be appropriately marked, dated, and reference should be made to the page number on which they are cited.

Response

      The Company is supplementally providing the Staff with copies of the requested market and industry data under separate cover in accordance with Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

4. The basis for comparative factual assertions and for management's belief in qualitative statements must be clear from the text of the registration statement or provided to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. For example, but without limitation, on page 10 you state that "[d]uring 2005, vacancy rates for Class A buildings in the far north Dallas submarket improved and rental rates increased modestly."

Response

      Please see the additional disclosure on page 12 of the Revised Registration Statement. The Company is supplementally providing the Staff with copies of the requested support under separate cover in accordance with Rule 12b-4 promulgated under the Exchange Act.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 3


5. Please revise the registration statement to include an organization chart that reflects your current structure and ownership as well as the ownership of your affiliates.

Response

      Please see the additional disclosure on page 2 of the Revised Registration Statement. Given the relatively simple organizational structure of the Company, the Company believes that an organizational chart is unnecessary and that the additional disclosure provided in the Revised Registration Statement is sufficiently responsive to the Staff's comment.

6. In light of the fact that the company intends to elect to be taxed as a REIT under the Internal Revenue Code, please include a section that discusses the material tax consequences of such election.

Response

      Please see the section entitled "Material U.S. Federal Income Tax Considerations" beginning on page 17 of the Revised Registration Statement.

7. Please provide us with a copy of the offering circular you used in connection with the private offering of preferred shares.

Response

      The Company is supplementally providing the Staff with a copy of the offering circular under separate cover in accordance with Rule 12b-4 promulgated under the Exchange Act.

Item 1.  Business, page 1

8. Please disclose your website if any. Refer to Item 101(e)(3) of Regulation
S-K.

Response

      The Company has indicated on page 4 of the Revised Registration Statement that it does not have a website.

9. Please revise this section to note whether you intend to invest in or purchase any additional properties. If you will, please disclose how you will finance such purchases.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 4


Response

      Please see the additional disclosure on page 2 of the Revised Registration Statement.

10. In Exhibit 21.1, you list FSP Galleria North LLC and FSP Galleria North Limited Partnership as subsidiaries. Please revise to note the business of these subsidiaries. Refer to Item 101 of Regulation S-K.

Response

      Please see the additional disclosure on page 2 of the Revised Registration Statement.

History, page 1

11. Please expand your disclosure regarding the purchase of your property and subsequent issuance of preferred shares in order to retire the loan to include:

      o     The total amount of the repayment made on August 8, 2005;

      o The total amount of fees paid to affiliates of FSP in connection with the offering of preferred shares and subsequent repayment of the mortgage;

      o Disclosure of any prepayment penalties and interest payments made in connection with the prepayment;

      o The identity of the affiliates that received fees in connection with these transactions along with a description of the services performed in exchange for these fees; and,

      o A discussion of the fact that the amount of each fee was not determined through arms-length negotiations.

Response

      Please see the additional disclosure on page 2 of the Revised Registration Statement.

Our Business, page 1

12. In the fourth full paragraph, you state that a "third party property manager and FSP Property Management LLC, a wholly owned subsidiary of Franklin Street, provide services to the Company." Please revise to name the third party property manager that provides you with services and identify its relation to you, if any. Also, please revise to state the terms of your agreement with the property manager and FSP Property Management LLC and file a copy of the agreement with your property manager as an Exhibit.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 5


Response

      The Company has disclosed the identity of the third-party property manager on page 2 of the Revised Registration Statement and indicated that such third party has no affiliation with the Company. The Company has also added disclosure on the terms of the agreements with the third-party property manager and FSP Property Management LLC. The Company respectfully submits, however, that the agreement with the third-party property manager, which is terminable by either party upon at least 30 days notice, was entered into in the ordinary course of business and, as such, is not material to investors or required to be filed as an exhibit to the Revised Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Investment Objectives, page 1

13. In the first paragraph on page 17, you state that under the terms of your lease your base rent will be $17.33 per square foot on an annual basis through the lease expiration on December 31, 2009. In this section, you state that one of your investment objectives is to "increase our rental revenues over time as rental rates increase for premier properties in the Dallas/Fort Worth Metroplex office market." Please revise this section to note that you will be unable to increase your rental rates until December 31, 2009.

Response

      Please see the additional disclosure on page 2 of the Revised Registration Statement.

14. We note that an objective of the company is to "provide increased equity in the Property to [y]our holders of Preferred Stock as a result of appreciation in market value." Please clarify whether the "increased equity" relates to the payment of stock or cash distributions or whether it refers to something else.

Response

      Please see the revised disclosure on page 2 of the Revised Registration Statement.

15. In light of your disclosure on pages 4 and 23 that there is no redemption plan pursuant to which stockholders may redeem their preferred shares to the company, no trading market for the preferred shares, nor is any trading market likely to develop, please disclose what the long-term objective of the company is. For example, if you intend to sell the property after a certain number of years, apply to have the shares listed on an exchange or combine with another entity, please disclose this.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 6


Response

      Please see the additional disclosure on page 3 of the Revised Registration Statement.

Competition, page 2

16. Please revise to describe the term "Class 'A' office segment."

Response

      Please see the additional disclosure on page 3 of the Revised Registration Statement.

17. Please revise to disclose your competitive position and your principal methods of competition (e.g., price or service). This disclosure should include a discussion on both the positive and negative factors pertaining to your competitive position to the extent that they exist. Refer to Item 101(c)(x) of Regulation S-K.

Response

      Please see the additional disclosure on page 3 of the Revised Registration Statement.

Item 1A.  Risk Factors, page 2

General

18. On page 2, you indicate that you may face risks or uncertainties other than those listed in this section. You must disclose all risks that you believe are material at this time. Please delete language related to other risks or unknown risks from your disclosure.

Response

      Please see the revised disclosure on page 4 of the Revised Registration Statement.

19. Please include a risk factor that discusses the fact that you have experienced net losses since inception and since you are reliant on a single property leased to a single tenant without any provision for rental increases, losses are likely to continue until the expiration of the lease in December 2009.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 7


Response

      The Company respectfully submits that it does not believe a risk factor is appropriate with respect to its net losses. The Company's net loss for the year ended December 31, 2005 was due in large part to the Company's payment of $5.3 million of interest expense in connection with its outstanding note payable, which was paid in full in August 2005 with proceeds from the sale of the Company's preferred stock. Without any expected interest expense for 2006, the Company does not expect to incur a net loss for 2006.

20. Please include a risk factor that discusses the financial condition of your sole tenant. From Tenet's annual report on Form 10-K we note that it is heavily leveraged with $4.8 billion of long-term debt, has a history of net losses and is the subject of a number of class action lawsuits and government investigations.

Response

      The Company respectfully submits that it has adequately disclosed the risks associated with having a sole tenant in the first risk factor in
      Item 1A. The Company has already disclosed that it may be adversely affected by financial difficulties experienced by its tenant or the tenant's parent, including a bankruptcy, insolvency or a general downturn in the business of the tenant or the reduction in any funding source of the tenant.

The Property competes against other office buildings in the Dallas, Texas area, which could require us to decrease rental rates and could adversely affect our cash flow, page 3

21. We note the second paragraph discusses a separate risk from the risk that is addressed in the risk factor's title. Please revise to separate the risk described in the second paragraph into its own risk factor.

Response

      Please see the revised disclosure on page 5 of the Revised Registration Statement.

There are conflicts of interest, page 5

22. Please revise the risk factor heading to note the risk the conflicts of interest pose. In addition, please disclose the fees you pay to affiliated entities and the fees paid in connection with the offering of preferred shares and syndication to affiliated parties.

Response

      Please see the additional disclosure on page 6 and pages 1 and 2 of the Revised Registration Statement.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 8


We are dependent on key personnel that are not employed by us, page 5

23. You state that you "depend on the efforts of George Carter, our President and a Director, and our other executive officers." Please revise to note the names of the other executive officers on whom you rely and briefly discuss the reasons why you rely on them.

Response

      Please see the additional disclosure on page 7 of the Revised Registration Statement.

We may encounter significant delays in reletting vacant space resulting in losses..., page 6

24. You state that "[w]hen the lease with Tenet Hospitals expires, we will incur expenses." Please revise to note the type and amount of the expenses that will be incurred. In addition, if you are unable to re-lease the space, please disclose that you would likely be forced to discontinue paying distributions to the preferred holders.

Response

      Please see the additional disclosure on page 7 of the Revised Registration Statement.

There is limited potential for an increase in leased space gains..., page 6

25. We refer to your statement that any future increases in revenues "will be primarily the result of scheduled rental rate increases." Your disclosure elsewhere, however, indicates that rental rates are fixed through the expiration of the lease in 2009. Please revise or advise.

Response

      Please see the revised disclosure on page 8 of the Revised Registration Statement.

We would incur adverse tax consequences if we failed to qualify as a REIT, page 7

26. We refer to your statement that "we expect that we will be organized and will operate in a manner that will enable us to meet" the REIT requirements. It is not clear why you are unable to comment upon whether you meet the organization requirements under the REIT rules. In addition, please disclose what year you first intend to qualify as and be taxed as a REIT and whether the company has made such election.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 9


Response

      Please see the revised disclosure on page 9 of the Revised Registration Statement and the additional disclosure contained under the heading "Material U.S. Federal Income Tax Considerations."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

27. Please revise your disclosure to provide a table detailing your contractual commitments as required by Item 303(a)(5) of Regulation S-K. This table should include your commitments to FSP Property Management LLC and to the third party property manager, if applicable.

Response

      Please see the additional disclosure on page 16 of the Revised Registration Statement. The Company respectfully submits that given its limited number of contracts, each of which is terminable upon 30 days notice, it is appropriate to omit the full table.

Trends and Uncertainties, page 10

28. You state that "[d]uring 2005, vacancy rates for Class A buildings in the far north Dallas submarket improved and rental rates increased modestly." Please revise to quantify the terms "improved" and "increased modestly."

Response

      Please see the revised disclosure on page 12 of the Revised Registration Statement.

Results of Operations, page 12

Expenses, page 12

29. We note on page F-4 that your rental income for the year ended December 31, 2005 was $10.7 million of which roughly $4.4 million was reimbursable expenses. Please revise this section to describe the expenses that are reimbursable.

Response

      Please see the revised disclosure on page 14 of the Revised Registration Statement.

Financing Activities, page 13

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 10


30. Please briefly discuss the "related syndication costs" including the identity of the party or parties who received syndication fees and the nature of the services performed in connection with these fees.

Response

      Please see the additional disclosure on page 15 of the Revised Registration Statement.

Contingencies, page 13

31. You state that "[a]lthough occasional adverse decisions (or settlements) may occur, we believe that the final disposition of such matters will not have a material adverse effect on our financial position or results of operations." Since, in the absence of any ongoing or threatened litigation, there is no basis for this statement, please remove it from this section.

Response

      The Company has deleted the sentence at the Staff's request.

Related Party Transactions, page 13

32. You state that you "expect to continue to have related party transactions with FSP in the form of management fees paid to FSP to manage the Company on behalf of our stockholders." Please revise to note that you have a management agreement with FSP and to note the terms of that agreement including the management fees to be paid to FSP.

Response

      Please see the additional disclosure on page 15 of the Revised Registration Statement.

Cash Available for Distribution, page 15

33. In a supplemental response to us, please explain how you have determined that the most closely related GAAP measure to cash available for distribution is net income. It appears that you intend the amount to be a liquidity measure. Based on this characterization, we would expect that a GAAP liquidity measure, such as cash flow from operating activities, would be the most closely related-GAAP measure. Please refer to FR-65.

Response

      The Company has removed the discussion of cash available for distribution in the Revised Registration Statement.

34. In light of the fact that the great majority of cash available to stockholders during the year ended December 31, 2005 was from the private offering of preferred shares and the fact that distributions for 2005 have already been made, please revise the introductory paragraphs to better explain why you believe this information to be useful to stockholders.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 11


Response

      The Company has removed the discussion of cash available for distribution in the Revised Registration Statement.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

35. Please revise to name the natural person(s) holding voting control and dispositive powers over the Edward Darman Company Limited Partnership. Refer to Telephone Interpretation 4S. to Item 507 of Regulation S-K (March 1999 Supplement).

Response

      Please see the additional disclosure on page 28 of the Revised Registration Statement.

Item 5. Directors and Executive Officers, page 19

36. Please revise to note the term of your directors. Refer to Item 401(a) of Regulation S-K.

Response

      Please see the additional disclosure on page 29 of the Revised Registration Statement.

Item 7.  Certain Relationships and Related Transactions, page 20

37. We note your statement that, "Subsequent to the completion of the placement of the Preferred Stock in August 2005, Franklin Street was not and is not currently entitled to share in any earnings nor any related dividend of the company." We further note that on page 21 you disclose that distributions in the amounts of $272,640 and $83,333 were paid to Franklin Street, as the sole common shareholder, on September 30, 2005 and December 31, 2005, respectively. Please revise to address this apparent discrepancy. To the extent that Franklin Street continues to receive distributions please disclose how the amounts payable are determined. If not, please disclose how the amounts paid to Franklin Street prior to the completion of the private offering were determined.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 12


Response

      Please see the additional disclosure on page 30 of the Revised Registration Statement.

Item 8.  Legal Proceedings, page 20

38. You state that from time to time you may be involved in "suits relating to the real property it owns for liability for slips and falls, damage to automobiles in the parking garage, minor theft or similar matters." Please revise to note this is not an exhaustive list of suits that you may be subject to.

Response

      Please see the additional disclosure on page 30 of the Revised Registration Statement.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 20

39. Please revise to disclose how you determined the rate of dividend distribution indicated on page 21 and the portion of each distribution that represented a return of capital.

Response

      Please see the additional disclosure on page 31 of the Revised Registration Statement.

40. Please revise your disclosure on page 21 to indicate whether you currently expect that comparable cash dividends will continue to be paid in the future and, if not, the nature of the change in the amount or rate of cash dividend payments. Refer to Item 201(c).

Response

      Please see the additional disclosure on page 31 of the Revised Registration Statement.

Description of Registrant's Securities to be Registered, page 22

41. You state that the "holders of a majority of the outstanding shares of Preferred Stock may remove one or more members of our Board of Directors without cause and replace such member or members with a person or persons designated by such holders. Thereafter, the holders of shares of Preferred

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 13


      Stock will, at each meeting of stockholders to elect directors, vote as one class together with the holders of Common Stock for the election of directors." It is unclear from this disclosure whether holders of preferred stock will only be able to vote for directors after they have removed a director and whether they will have the same voting rights as the common stockholder after they remove a director. Please revise to clarify. Also, please revise to note how directors are currently appointed and removed.

Response

      Please see the revised disclosure on page 32 of the Revised Registration Statement. The Company respectfully notes the disclosure under the heading "Common Stock" on page 32 of the Revised Registration Statement indicating that the Common Stock currently has the sole right to elect directors.

Preferred Stock, page 22

42. On page 23, you state that your shares of preferred stock have not been registered under the Securities Act of 1933 and that you have no plan to effect such registration. Please revise your disclosure to clarify that your preferred stock will be registered under the Securities Exchange Act of 1934 as a result of this Form 10.

Response

      Please see the additional disclosure on page 32 of the Revised Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

43. Please include an opinion on your Schedule III - Real Estate and Accumulated Depreciation from your auditor.

Response

      The Company's independent registered public accounting firm has revised its opinion to include a reference to Schedule III.

Note 6 - Related Party Transactions, page F-12

44. As it relates to your organizational costs, please explain why you have included these in the cost of the real estate as opposed to expensing such costs when incurred. Refer to SOP 98-5.

Securities and Exchange Commission
Attn: Owen Pinkerton, Senior Counsel
June 15, 2006
Page 14


Response

      Please see the additional disclosure on page F-13 of the Revised Registration Statement.

Exhibits

45. Please file a specimen stock certificate and any other instruments defining the rights of security holders. Refer to Item 601(b)(4) of Regulation S-K.

Response

      The Company respectfully submits that the shares of Preferred Stock are uncertificated and that the instruments defining the rights of security holders are the Company's Certificate of Incorporation and By-Laws, which were previously filed as Exhibits 3.1 and 3.2, respectively, to the Registration Statement.

The Company hereby acknowledges that:

      (i) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement on Form 10;

      (ii) Staff comments or changes to disclosure in response to Staff comments in its Registration Statement on Form 10 do not foreclose the Commission from taking any action with respect to the Registration Statement on Form 10; and

      (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (617) 526-6062 with any questions or comments concerning this filing.


Very truly yours,



/s/ James R. Burke

James R. Burke

cc:   David Roberts, Esq.
      Kelly McCusker, Esq.